June 29, 2009

Amanda Ravitz

Branch Chief - Legal

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NW

Washington, D.C. 20549

Re:	Speedemissions, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed May 21, 2009

File No. 333-146733

Dear Mrs. Ravitz:

We are in receipt of your letter dated June 17, 2009 and appreciate your comments to Pre-Effective Amendment No. 4 to Registration Statement on Form S-1 (the “Registration Statement”) filed by Speedemissions, Inc. (“the Company”) on May 21, 2009. We are always looking to improve the financial disclosures that we make as a part of our public filings and look forward to working with you on the enhancements outlined in your most recent letter.

Our responses below are in sequence of your comments in your letter, and each comment is reprinted in bold and italics prior to our response in order to aid your review. We have amended the Registration Statement as outlined below and enclose with this letter, in order to aid your review, a marked copy of the Pre-Effective Amendment No. 5 to the Registration Statement dated June 29, 2009 (the “Amended Registration Statement”) to indicate our changes.

The adequacy and accuracy of the disclosure in our filings is the responsibility of the Company. We acknowledge that Staff comments, or changes in response to Staff comments, in the proposed disclosure in the Registration Statement do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Amanda Ravitz

June 29, 2009

Prospectus

General

1.	Provide your analysis of why Barron Partners LP should not be identified as an underwriter in this offering. Also, tell us why you have not identified Barron as a 5% holder of your common stock on page 17, in light of its right to obtain significantly more than 5% of your common stock within 60 days.

In response to the SEC’s comment, the Company respectfully submits that, in the totality of the circumstances described below, we do not believe that Barron Partners LP (“Barron”) is an underwriter in this offering. Barron obtained the Series B Convertible Preferred Stock and warrants pursuant to the Preferred Stock Purchase Agreement dated June 30, 2005 (incorporated by reference as Exhibit 10.15 to the Amended Registration Statement), as amended by the Amendment to Preferred Stock Purchase Agreement dated August 4, 2005 (incorporated by reference as Exhibit 10.16 to the Amended Registration Statement) (the “Purchase Agreement”). Pursuant to the Purchase Agreement, Barron paid for and received 2,500,000 shares of Series B Preferred Stock that is convertible into 18,900,000 shares of common stock (Barron has subsequently converted 18,518 shares of its Series B Preferred Stock into common stock). Barron also received warrants to purchase 8,644,836 common shares under the Purchase Agreement. In addition to the preferred stock and warrants that Barron received under the Purchase Agreement, Barron also received 4,000,000 warrants pursuant to the Settlement Agreement and General Release dated October 14, 2005 (incorporated by reference as Exhibit 10.18 to the Amended Registration Statement) (the “Settlement Agreement”).

Each of the Purchase Agreement and the Settlement Agreement was negotiated on an arm’s length basis and Barron assumed the risk of loss in the investment. The Company agreed to prepare and file a registration statement for the common stock underlying the preferred stock and warrants on behalf of Barron pursuant to a registration rights agreement. None of the terms in these agreements indicate any relationship in which Barron is acting as an underwriter on behalf of the Company. In addition, Barron has held the securities obtained pursuant to the Purchase Agreement and the Settlement Agreement for almost 4 years. Finally, Barron purchased our securities in the ordinary course of business.

This offering is not similar to an offering by the Company. As noted on page 2 of the Amended Registration Statement, the Company will not receive any proceeds from the sale of securities by the selling securityholders. The Company would receive proceeds from the exercise of warrants, whether registered or not. Furthermore, the decision to resell the securities lies solely with Barron, not with the Company. We therefore believe that Barron is not an underwriter in this offering.

We have added Barron as a 5% holder of our common stock in the Security Ownership of Certain Beneficial Owners and Management table on page 17 of the Amended Registration Statement.

Amanda Ravitz

June 29, 2009

Prospectus Cover Page

2.	Please clarify that the offering will terminate on the earlier of May 21, 2011 and when all shares are sold, if true.

We have revised the Prospectus Cover Page in the Amended Registration Statement to clarify that the offering will terminate on the earlier of May 21, 2011 or when all shares are sold, if true.

Prospectus Summary

3.	Revise to discuss your recent store closings disclosed on page 22.

We have revised the Prospectus Summary in the Amended Registration Statement to include a discussion of our recent store closings.

Withdrawal of Prior Registration Statements, page 2

4.	We note your disclosure that you registered (i) 579,348 common shares by existing shareholders and 768,008 common shares by existing warrant and preferred stockholders in September 2004, and (ii) 84,829 common shares by existing shareholders and 27,702,433 common shares for sale by existing warrant and preferred stockholders in August 2005. However, it appears that the related registration statements registered different amounts of securities. Revise to explain the inconsistencies. In addition, tell is [sic] whether the prior registration statements register shares you are also attempting to register on this registration statement.

We filed this registration statement on Form S-1 (File Number 333-146733) in part to remove any inconsistencies in the prior registration statements. When the Company conducted its private placement offering in June 2007, we agreed to register the shares of common stock issued pursuant to such offering. In preparation of the new registration statement, we reviewed the prior registration statements and determined that, because of the lapse of time and the fact that our capitalization is fluid, the information on the selling securityholders in the prior registration statements was no longer up to date and accurate. Therefore, the Company requested its securityholders complete a questionnaire to verify the status of their holdings and to determine which securityholders wished to be named as a selling securityholder in the new registration statement. As a result of those questionnaires, we decided to include the shares of those securityholders who completed the questionnaires along with the shares issued pursuant to the June 2007 offering in the new registration statement.

We have revised the “Withdrawal of Prior Registration Statements” section of the Amended Registration Statement to reference the File Number of the prior registration statements, rather than the number of shares of common stock registered by these registration statements, to avoid any confusion created by the inconsistency of the number of shares registered by the previous registration statements and their amendments. The prior registration statements did register some of the shares that we are registering with the Amended Registration Statement, which is why we intend to submit a request to withdraw the prior registration statements upon the anticipated effectiveness of the Amended Registration Statement.

Amanda Ravitz

June 29, 2009

Risk Factors

Current economic conditions, including recent disruptions in the financial markets, may adversely affect our industry, page 3

5.	We note the disclosure on pages 22 and 27 that you have closed 12 vehicle emissions testing and safety inspection stations since January 2008 due to low test volumes. Please tell us whether your recent station closings were due to current economic conditions. If applicable, revise the risk factor to disclose your recent closings and possible future closings due to economic conditions.

The closure of the 12 vehicle emissions testing stations located within Sears Auto Centers were not due to the current economic conditions. The low test volume experienced at these new stores was mainly attributable to the lack of visibility to our customers due to being located entirely within Sears Auto Centers, not due to economic conditions. We do not expect to close any additional stores in the next twelve months. However, we did add the following in the economic risk factor just in case the current economic conditions do result in the closure of additional stores “…., including the closure of stores.”

We did not revise the risk factor in the Amended Registration Statement since the store closings were not due to economic conditions.

Plan of Distribution, page 12

6.	Refer to the first sentence of the first paragraph. We note the disclosure that you are registering (i) 2,127,150 common shares and (ii) 38,402,787 shares of common stock issuable upon conversion of your preferred stock and warrants. However, you state on the cover to the prospectus that you are registering 38,445,288 shares of common stock issuable upon conversion of your preferred stock and warrants. Please revise your disclosure to explain the inconsistencies.

The number listed on the cover of prospectus incorrectly included shares from warrants that had expired as of the filing of the Registration Statement. The numbers listed on page 12 of the Registration Statement did reflect the removal of the shares due to the expiration of the warrants, which resulted in the inconsistency. However, more warrants have expired since the filing of the Registration Statement. All of our disclosures have been updated to reflect the expiration of all warrants.

Amanda Ravitz

June 29, 2009

Description of Business, page 22

7.	The title “Expansion of Business” does not appear to adequately describe the succeeding disclosure, which discusses, in part, 12 store closings. Please revise.

We have moved the text of the disclosure under the title “Expansion of Business” (and removed the title “Expansion of Business”) to the general summary of our business on page 22 of the Amended Registration Statement (immediately above the section titled “Our Typical Testing Center”) because the disclosure is more appropriate in the general description of our business.

Management’s Discussion and Analysis, page 28

8.	We note your reference to Section 27A of the Securities Act and Section 21E of the Exchange Act. We further note your risk factor on page 7 that you are an issuer of “penny stock.” Please either remove references to Section 27A of the Securities Act and Section 21E of the Exchange Act or tell us why, as an issuer of penny stock, you believe that you are entitled to rely on these safe harbors.

We are not relying on the safe harbors contained in Section 27A of the Securities Act and Section 21E of the Exchange Act (the “Safe Harbors”). Our references to the Safe Harbors were solely to provide the reader of the Registration Statement with the definition of “forward looking.” We have revised this disclaimer in the Amended Registration Statement to clarify that we are not relying on the safe harbors provided in the Safe Harbors.

Results of Operations

Year Ended December 31, 2009 [sic] compared to the year ended December 31, 2007, page 29

9.	We note you provide a table disclosing other income, interest expense, net loss and basic and diluted loss per share. However, we note that the ($134,801) amount disclosed as “net loss” for the year ended December 31, 2008 is net loss from continuing operations, and the ($264,232) amount disclosed as “net loss” for the year ended December 31, 2007 includes discontinued operations. Please revise to make these amounts consistent and to make the titles appropriately describe the nature of the amount.

We have revised the table to make the loss from discontinued operations consistent. We have also revised the titles to appropriately describe the nature of the amount.

10.	We note that interest expense increased significantly between 2007 and 2008. In light of the fact that the equipment financing obligation liability appears to have decreased, please tell us, and revise your disclosure to explain the reason for this increase in interest expense.

The equipment financing obligations were entered into in December 2007. As such, only one month of interest expense is included in 2007 financials and twelve months of interest expense is included in the 2008 financials. The decrease in the equipment financing obligations is due to principal payments made during 2008.

We have revised our disclosure to explain the reason for this increase in interest expense.

Amanda Ravitz

June 29, 2009

Critical Accounting Policies, page 33

11.	We note your disclosure that you have identified certain accounting policies, including the valuation of goodwill, as a key to an understanding the financial statements. However, in addition to identifying this as a critical accounting policy, we believe your disclosure should include a discussion of why the valuation of goodwill is critical and how any changes in the estimates surrounding this accounting policy may affect your financial statements. Please revise your critical accounting policies section to provide a more robust discussion around the valuation of goodwill, which addresses the following areas:

•	Types of assumptions underlying the most significant and subjective estimates;

•	Sensitivity of those estimates to deviations of actual results from management’s assumptions; and

•	Circumstances that have resulted in revised assumptions in the past.

Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

We have revised our critical accounting policies section on page 33 of the Amended Registration Statement to provide a more robust discussion around the valuation of goodwill, including the areas recommended.

Description of Property, page 34

12.	Refer to the last sentence of the second paragraph and the accompanying table. While the accompanying table indicates 39 stores, we note the disclosure of “31 stores” as of May 4, 2009. Please revise.

We have revised the disclosures on page 34 of the Amended Registration Statement so that the number of stores referenced in the text of the disclosure is consistent with the number of stores listed in the table.

Amanda Ravitz

June 29, 2009

Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities, page 37

13.	Please revise the disclosure to provide for (i) the June 4, 2007 transaction on which existing warrant-holders exchanged their warrants for common stock and (ii) the September 13, 2006 transaction where you issued common stock to two shareholders of Just, Inc. Refer to the disclosure under “Recent Sales of Unregistered Securities” in Part II of the registration statement.

We inadvertently included the “Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities” section on page 37 of the Registration Statement. Since Form S-1 does not require this disclosure to be included in the prospectus, we have removed this section from Part I of the Amended Registration Statement. The information that you requested is presented (as noted in your comment) in Part II of the Amended Registration Statement on pages II-1 and II-2.

14.	We note the disclosure in the third paragraph which states that the “proceeds from the offering were used to purchase equipment for new stores and for operating capital for the Company.” Revise to disclose which offering you are referring to and provide the information required under Item 701(f) of Regulation S-K.

As stated in our response to Comment #13, we have deleted the entire “Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities” section on page 37 of the Amended Registration Statement, including this discussion, because Form S-1 does not require this disclosure in the prospectus.

Balance Sheet, page F-3

15.	We note that the majority of your assets as of December 31, 2008 consist of goodwill. In light of the continued losses, negative operating cash flow for the year ended December 31, 2008 and the decrease in your stock price in 2008 and the first quarter of 2009, please explain to us why you do not believe goodwill is impaired as of December 31, 2009 [sic]. As part of your response, please tell us when the last impairment analysis was performed and provide us with the significant assumptions used in that impairment analysis.

The Company has made six acquisitions which gave rise to goodwill at the reporting unit level for each acquisition. While the loss from continuing operations was $134,801 for the year ending December 31, 2008, approximately $357,000 of losses relate to losses at new stores opened in the St. Louis and Houston markets during the past 18 months. The reporting units, which include the acquisition goodwill, continue to produce positive earnings and cash flows.

We performed a formal goodwill impairment analysis as of December 31, 2008. We also perform an informal review at the end of each quarter on each reporting unit to determine whether a formal goodwill analysis is warranted. The significant assumptions utilized in our impairment analysis as of December 31, 2008 were as follows:

Riskfree rate – 20 Treasury Bill, as of December 31, 2008 = 3.05%

Equity risk premium = 7.1%**

Risk premium for size = 9.7%**

** Source: 2008 Ibbotson SBBI Yearbook

Amanda Ravitz

June 29, 2009

These assumptions yielded a discount rate of 19.9%. The expected revenue and expense growth rates used in our forward projections was 2.0%. Our actual revenue increases from same store sales through May 31, 2009 has been 3.3%, while our actual expense increases from same store sales has been 2.7%.

Based on the analysis performed, no impairment charge was deemed necessary.

Statements of Operations, page F-4

16.	We note your disclosure that for the year ended December 31, 2008 you recognized a $48,668 gain on the disposal of non-strategic assets. Please provide us with more details about the nature of these assets and the terms of the sale. Also, please tell us if these assets related to the stores presented as discontinued operations during 2008 and 2007.

The majority of the gain ($84,000) is attributable to a gain resulting from additional proceeds received in an out of court settlement with Gwinnett County due to the condemnation of our Lawrenceville, Georgia property in 2007, which is not related to the discontinued operations. On September 2, 2008, the Company settled its condemnation dispute with Gwinnett County, Georgia. The dispute arose from Gwinnett County’s plan to widen a road at the site of the Company’s Lawrenceville, Georgia store. The Company owned the land and the building. As a result, Gwinnett County filed a declaration of taking and condemnation petition on January 24, 2007, taking the majority of the property. On April 17, 2007, the Company received $209,600 from Gwinnett County as compensation for a portion of the building and land. The Company filed an administrative appeal based on the amount of just and fair compensation. The total amount of compensation to the Company for all rights to the Lawrenceville property is $330,000. The Company received the balance due of $120,400 from Gwinnett County in September 2008. The Company did not previously recognize a gain from the condemnation as the amount of the final balance to be paid, if any, to the Company by Gwinnett County was not able to be estimated with any certainty.

The Company incurred a loss of approximately $23,000 from writing off the net book value of leasehold improvements related to the twelve closed Dallas stores. The Company returned emissions testing machines from three Dallas stores back to the manufacturer at a loss of $14,000. The Company relocated the remaining equipment used at the other nine Dallas locations to its existing stores in Houston, Salt Lake City and Atlanta. These losses offset a portion of the gain from the Lawrenceville property.

The Company also incurred miscellaneous gains and losses that were not material on the disposal of fully depreciated vans used as spares in our mobile testing program and on the disposal of old emissions testing equipment which was replaced by the equipment from nine of the Dallas stores.

Amanda Ravitz

June 29, 2009

Other

17.	The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

We did not have to update the financial statements in the Amended Registration Statement since the Registration Statement contains our most recent financial statements.

18.	Provide a currently dated consent from the independent public accountant in the amendment.

We have provided a currently dated consent from our independent public accountant in the Amended Registration Statement.

Any questions regarding the above responses or the Amended Registration Statement can be directed to me at (770) 306-7667 or to Jennifer M. Moseley at (205) 458-5442.

Thank you for your attention to this filing and response.

Very truly yours,

/s/ Michael S. Shanahan
Michael S. Shanahan
Chief Financial Officer